

April 2, 2007

Scott H. Pearce
President and Chief Executive Officer
BioFuel Energy Corp.
1801 Broadway, Suite 1060
Denver, CO 80202

>   **Re: BioFuel Energy Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 15, 2007**
>   **File No. 333-139203**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments.

Recapitalization, page 32

1. We have reviewed your response to comment 2 in our letter dated February 7,
    2007. Paragraph 13 of EITF 98-5 states that, for a security that becomes
    convertible only upon the occurrence of a future event outside the control of the
    holder, any contingent beneficial conversion feature should be measured at the
    commitment date but not recognized in earnings until the contingency is resolved.

    - Please clarify for us when the commitment dates are for each different
      class of equity being converted into one class of equity. Paragraph 16 of
      EITF 00-27 defines the commitment date as the date in which a binding,
      legally enforceable agreement with an unrelated party specifies all
      significant terms and includes a disincentive for nonperformance that is
      sufficiently large to make performance probable. If, subsequent to the
      initial commitment dates, there were any changes to the agreement to
      exchange existing classes of equity for one class of equity, please tell us if
      you have recognized new commitment dates and if not, why not. See
      paragraphs 8-12 of EITF 00-27.
    - Please provide us with your analysis as to whether there are any beneficial
      conversion features associated with your preferential ratios of exchange.
      You state that the dollar amount of liquidation preference for each holder
      will be determined by the pricing of the IPO. Please provide an estimate
      of the IPO price in your analysis. See cases 2 to 4 of EITF 98-5.

Management, page 78

2. Registration statements, including pre-effective and post-effective amendments
    filed on or after December 15, 2006, that are required to include Items 402 and
    404 of Regulation S-K disclosures for fiscal years ending on or after December
    15, 2006, must comply with the requirements adopted by the Commission and
    published in Release No. 33-8732A. Please revise. For guidance, you may wish
    to refer to our compliance and disclosure interpretations and our transition
    questions and answers on executive compensation and related person disclosure,
    both of which are available in the Division of Corporation Finance's section under
    "SEC Divisions" on the Commission's website at www.sec.gov.

    Please direct questions regarding accounting comments to Jeffrey Gordon at (202)
551-3866 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte
Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with
any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Ronald Cami, Esq.
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019